Steve Cox has been on the Board of Directors of Pure-Light Technologies since 2018 and acts as the Southeast Commercial Sales Director.

Mr. Cox started an insurance agency March of 2002, where his production placed him in the elite club of the top 1% of insurance producers in the world.

Prior to that Mr. Cox operated an auto repair shop for 30+ years.